UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay,

Grand Cayman KY1-9009

Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXPLANATORY NOTE

The information contained in this Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-283113) and Form S-8 (Registration No. 333-282263).

Moolec Science SA holds an Extraordinary General Meeting of Shareholders

Moolec Science SA (NASDAQ: MLEC), a public limited liability company governed by the laws of the Cayman Islands, having its registered office at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands (“Moolec,” the “Company,” “we,” “us” or “our”) held an extraordinary general meeting of the shareholders of the Company (the “EGM”), on June 16, 2025, at 9:00 am (Eastern Daylight Time) at Park 10, Uruguay 6991, Victoria, B1609, Buenos Aires, Argentina. At or prior to the EGM, the Company’s shareholders voted on two proposals as set forth below, respectively. The proposals were approved at the EGM by at least a two thirds majority expressed by shareholders who voted at or prior to the EGM (either in person, by proxy or ballot paper), in accordance with applicable law and our articles of association.

The EGM considered and voted on the following agenda points:

(i) To approve, by ordinary resolution, the Business Combination Agreement, as disclosed in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on April 17, 2025 (Commission File No. 001-41586), pursuant to Rules 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

“RESOLVED, as an ordinary resolution, that the entry by the Company into the Business Combination Agreement dated as of April 17, 2025 (the “BCA”) by and among, Moolec Science SA, the Bioceres Group Initial Shareholders, Union Group, Nordelis, Bioceres Group, Gentle Tech, Nutrecon and Theo (each such term as defined therein), and the consummation of the transactions contemplated by the BCA, including the issuance of the consideration thereunder, and the performance of the Company of its obligations thereunder and thereby be ratified, approved, adopted and confirmed in all respects.”

(ii) To approve, by ordinary resolution, the performance of the former and current members of the Board in the exercise of their duties in connection with the BCA and the transactions contemplated therein.

“RESOLVED, as an ordinary resolution, to: (i) ratify and approve all actions taken by the current and former directors, on behalf and in the name of the Company in connection with the BCA and the transactions contemplated therein between April 17, 2025 and the date hereof; and (ii) authorize the board of directors of the Company, any lawyer at Linklaters LLP, Ogier (Cayman) LLP and Ogier Global (Cayman) Limited, each of them acting individually, with power of substitution, on behalf and in the name of the Company, to take all actions required in connection with the BCA and the transactions contemplated therein, and the filing of all necessary documents with the Cayman Islands Registrar of Companies.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: June 16, 2025	By:	/s/ José López Lecube
	Name:	José López Lecube
	Title:	Chief Financial Officer

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